UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from                      to

Commission file number 1-2328

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

GATX Corporation

222 West Adams Street

Chicago, Illinois 60606-5314

GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee

GATX Corporation

We have audited the accompanying statements of net assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Ernst & Young LLP

June 27, 2012

Chicago, Illinois

EIN 36-1124040

Plan #004

GATX Corporation Hourly Employees Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments in mutual funds	$3,017,711	$2,940,300
Interest in collective trusts	2,653,818	3,170,816
Interest in GATX Stock Fund	1,038,694	941,623

Total investments at fair value	6,710,223	7,052,739
Notes receivable from participants	503,410	496,918

Total assets	7,213,633	7,549,657

Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(24,720)	(12,590)

Net assets available for benefits	$7,188,913	$7,537,067

The accompanying notes are an integral part of these financial statements

EIN 36-1124040

Plan #004

GATX Corporation Hourly Employees Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2011	2010
Additions
Investment income:
Net investment gain from GATX Stock Fund	$223,678	$202,932
Net investment (loss) gain from mutual funds	(117,948)	205,350
Net investment gain from collective trusts	4,022	293,453
Interest and dividend income	90,924	113,453

Total investment income	200,676	815,188

Contributions
Employer contributions	154,350	155,644
Participant contributions	373,691	389,752

Total contributions	528,041	545,396

Interest income on notes receivable from participants	23,065	25,122

Total additions	751,782	1,385,706

Deductions
Benefit payments	955,975	609,181
Administrative fees	5,473	6,151
Transfer to GATX Corporation Salaried Employees

Retirement Savings Plan	138,488	—

Total deductions	1,099,936	615,332

Net (decrease) increase	(348,154)	770,374

Net assets available for benefits at beginning of year	7,537,067	6,766,693

Net assets available for benefits at end of year	$7,188,913	$7,537,067

The accompanying notes are an integral part of these financial statements.

GATX Corporation Hourly Employees Retirement Savings Plan

Notes to Financial Statements

EIN 36-1124040

Plan #004

1. Description of the Plan

The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan, established January 1, 1994, for hourly union employees of GATX, who have completed at least 520 hours of service within the last 12 months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company has been appointed trustee of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Contributions

Each year, participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan, and participants who have attained the age of 50 before the close of the plan year may make catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.

For participants at various union locations and depending on the terms of the applicable collective bargaining agreement, the Company may contribute on behalf of the participants a matching contribution of $0.50 for each $1.00 contributed by a participant, up to 6% of the participant’s compensation. At its discretion, the Company may make an additional matching contribution for eligible participants. All contributions are made in cash and are deposited weekly. All contributions are subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and an allocation of the Plan’s earnings (losses). Allocations are based on account balances (as defined). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. All participant and Company contributions are participant-directed into various investment options and investment allocations may be changed on any business day.

Vesting

Participants are immediately 100% vested in their account balances.

GATX Corporation Hourly Employees Retirement Savings Plan

Notes to Financial Statements (continued)

Payment of Benefits

In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant’s account, less any outstanding loan balances, will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment or installment payments. In-service withdrawals are available to participants in the case of financial hardship (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).

Administrative Expenses

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

Participant Loans

A participant may borrow an amount up to the lesser of $50,000 or 50% of the participant’s account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant’s account balance in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their account balances.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis in accordance with U.S. generally accounting principles (GAAP).

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in accordance with GAAP necessitates management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. The Company regularly evaluates its estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from these estimates.

GATX Corporation Hourly Employees Retirement Savings Plan

Notes to Financial Statements (continued)

Benefit Payment

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Investment gains and losses include those that are realized and unrealized.

3. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported on the statement of assets available for benefits.

4. Fair Value of Investments

As defined by GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified according to a three-level hierarchy based on management’s judgment about the reliability of the inputs used in the fair value measurement. Level 1 inputs are quoted prices available in active markets for identical assets or liabilities. Level 2 inputs are observable, either directly or indirectly, and include quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable, meaning they are supported by little or no market activity.

The level in the fair value hierarchy, within which the fair value measurement is classified, is determined based on the lowest level input that is significant to the fair value measure in its entirety.

GATX Corporation Hourly Employees Retirement Savings Plan

Notes to Financial Statements (continued)

The following table sets forth the Plan’s assets measured at fair value on a recurring basis as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Mutual funds:
U.S. equities	$511,955	$—	$511,955
International equities	299,831	—	299,831
Fixed income	568,105	—	568,105
Balanced (lifecycle)	1,637,820	—	1,637,820
GATX Stock Fund	1,038,694	—	1,038,694
Collective trusts:
U.S. equities	—	1,572,621	1,572,621
International equities	—	49,743	49,743
Fixed income (Fidelity MIP II)	—	1,017,414	1,017,414
Fixed income	—	14,040	14,040

Total investments at fair value	$4,056,405	$2,653,818	$6,710,223

The following table sets forth the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Mutual funds:
U.S. equities	$572,121	$—	$572,121
International equities	378,290	—	378,290
Fixed income	633,766	—	633,766
Balanced (lifecycle)	1,356,123	—	1,356,123
GATX Stock Fund	941,623	—	941,623
Collective trusts:
U.S. equities	—	1,852,621	1,852,621
International equities	—	41,438	41,438
Fixed income (Fidelity MIP II)	—	1,275,049	1,275,049
Fixed income	—	1,708	1,708

Total investments at fair value	$3,881,923	$3,170,816	$7,052,739

The following is a description of the valuation techniques and inputs used as of December 31, 2011 and 2010:

Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held at year-end.

GATX Stock Fund: Tracked on a unitized basis and consists of shares of GATX common stock and cash sufficient to meet the fund’s daily cash needs. Unitizing the GATX Stock Fund allows for daily trades into and out of the fund. The value of a unit reflects the combined market value of GATX common stock, which is traded on an active exchange, and the cash investments, which are held in a money market fund. The fund is valued at cost, which approximates fair value. At December 31, 2011 and 2010, the value of a unit was $29.91 and $23.47, respectively. In 2011, the Company determined that the inputs used to measure the

GATX Corporation Hourly Employees Retirement Savings Plan

Notes to Financial Statements (continued)

GATX Stock Fund at fair value are Level 1 inputs. The fair value disclosures for 2010 have been revised to conform to the 2011 presentation.

Collective trusts (excluding the Fidelity MIP II): Valued based on the closing NAV prices provided by administrator of the funds. The NAV represents the unitized fair values of the underlying securities held by the trusts, which are traded on an active exchange. There are no unfunded commitments, restrictions on redemption frequency or advance notice periods required for redemption for any of the collective trusts. These funds are designed to deliver safety and stability by preserving principal and accumulated earnings.

Fidelity Managed Income Portfolio II (Fidelity MIP II): Contains investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The Fidelity MIP II is valued at NAV, which is determined by the fund manager using a pricing model with inputs (such as yield curves and credit spreads) that are observable or can be corroborated by observable market data for substantially the full term of the assets. The Plan’s interest in the Fidelity MIP II is presented at fair value on the statements of net assets available for benefits, with an adjustment to its contract value separately disclosed. The contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses. The fund is designed to deliver safety and stability by preserving principal and accumulating earnings.

5. Investments

Except for investments held in the GATX Stock Fund (see Note 6), the Plan held the following individual investments representing 5% or more of the Plan’s net assets available for benefits:

	December 31
	2011	2010
NTGI S&P 500 Index	$1,172,364	$1,402,216
Fidelity Managed Income Portfolio II	1,017,414	1,275,049
PIMCO Total Return Fund – Institutional Class	568,105	633,766
Vanguard Target Return 2030	459,132	450,510
Vanguard Target Return 2020	384,834	*
Eaton Vance Large Cap Value Fund (A)	*	424,004

*	Below 5% threshold

6. GATX Stock Fund

The GATX Stock Fund is held in the GATX Corporation Master Trust, which includes assets of the Plan and those of the GATX Corporation Hourly Employees Retirement Savings Plan. The Plan’s interest in the master trust is stated at the Plan’s equity in the net assets of the master trust at December 31, 2011 and 2010. All GATX common stock held by the master trust is measured at fair value on a recurring basis. The carrying amounts of cash, other receivables and other payables approximate fair value due to the short maturity of those instruments.

GATX Corporation Hourly Employees Retirement Savings Plan

Notes to Financial Statements (continued)

A summary of the net assets and the changes in net assets of the GATX Stock Fund is as follows:

	December 31
	2011	2010
Assets
Cash	$486,111	$267,932
GATX common stock	30,605,092	26,021,998
Other receivables	32,996	933

Liabilities
Other payables	164,303	667

Net assets	$30,959,896	$26,290,196

	Years Ended December 31
	2011	2010
Additions
Transfers In	$4,059,690	$2,592,576
Interest and dividend income	18,177	19,271
Net appreciation in fair value of common stock	6,959,981	5,836,183

	11,037,848	8,448,030

Deductions
Transfers Out	(6,368,148)	(4,460,349)

	(6,368,148)	(4,460,349)

Net increase	4,669,700	3,987,681
Net assets at beginning of year	26,290,196	22,302,515

Net assets at end of year	$30,959,896	$26,290,196

The Plan held a 3.4% and 3.6% interest in the GATX Stock Fund as of December 31, 2011 and 2010, respectively.

7. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	December 31
	2011	2010
Net assets available for benefits per the financial statements	$7,188,913	$7,537,067
Adjustment from fair value to contract value for fully benefit-responsive contracts	24,720	12,590

Net assets available for benefits per the Form 5500	$7,213,633	$7,549,657

GATX Corporation Hourly Employees Retirement Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of net decrease in plan assets per the financial statements to the Form 5500 for the year ended December 31, 2011:

Net decrease in plan assets per the financial statements	$(348,154)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	24,720
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	(12,590)

Net decrease in plan assets per the Form 5500	$(336,024)

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 11, 2011, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9. Party-in-Interest Transactions

The Plan holds units of collective trusts and a money market fund, which are managed by Fidelity Management Trust Company, the record keeper of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

EIN 36-1124040

Plan #004

GATX Corporation Hourly Employees Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issuer/Description of Issue	Shares/ Units	Current Value
Fidelity Management Trust Company:
NTGI S&P 500 Index	7,415	$1,172,364
Fidelity Managed Income Portfolio II*	992,694	1,017,414
PIMCO Total Return Fund – Institutional Class	52,264	568,105
Vanguard Target Return 2030	21,947	459,132
Vanguard Target Return 2020	17,743	384,834
Eaton Vance Large Cap Value Fund (A)	20,624	354,122
Fidelity Diversified International Fund K*	11,767	299,831
Pyramis Small Capitalization*	26,232	277,099
Vanguard Target Return 2015	20,984	258,099
T. Rowe Price Growth Stock Fund – Advisory Class	4,959	157,833
Vanguard Target Return 2040	7,621	156,229
Vanguard Target Return 2010	6,066	136,059
NTGI S&P 400 Index	973	123,158
Vanguard Target Return 2045	6,301	81,094
Vanguard Target Return 2035	4,670	58,421
Pyramis Select International Small Capitalization*	5,767	49,743
Vanguard Target Return 2050	2,107	43,002
Vanguard Target Return Inc.	3,423	39,469
Vanguard Target Return 2025	1,497	18,372
SSgA U.S. Inflation Protected Bond Index Non-Lending Series	1,094	14,040
Vanguard Target Return 2005	259	3,109
Participant loans (4.25% to 9.25% interest rates, various maturities)*		503,410

		$6,174,939

*	Party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GATX CORPORATION HOURLY EMPLOYEES RETIREMENT SAVINGS PLAN (Name of the Plan)

Date: June 27, 2012	/s/ James Conniff
James Conniff
Plan Administrator

EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm